Exhibit 12.1

Evergreen Energy Inc.

Computation Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended June 30,	For the Years Ended
	2007	2006	2005	2004	2003	2002
Earnings:

(Loss) from continuing operations	$(43,639)	$(51,527)	$(23,313)	$(10,555)	$(10,036)	$(18,384)
Interest expense	46	7	3	12	760	4,102
Portion of rentals deemed to be interest	39	65	39	36	42	45
Earnings:	(43,554)	(51,455)	(23,271)	(10,507)	(9,234)	(14,237)
Fixed charges:
Interest expense	46	7	3	12	760	4,102
Portion of rental deemed to be interest	39	65	39	36	42	45
Fixed charges	85	72	42	48	802	4,147
Ratio of earnings to fixed charges	—	—	—	—	—	—
Coverage deficiency	$43,639	$51,527	$23,313	$10,555	$10,036	$18,384